                               OFFER TO PURCHASE
                     ALL CLASS A AND CLASS B COMMON SHARES
                                      OF
                      SIMON TRANSPORTATION SERVICES INC.
                                      AT
                           $7.00 NET CASH PER SHARE
                                      BY
                                  JERRY MOYES

   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON WEDNESDAY, JUNE 21, 2000, UNLESS THE OFFER IS EXTENDED.

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED PRIOR TO THE EXPIRATION OF THE OFFER AND NOT WITHDRAWN A NUMBER OF CLASS A AND CLASS B COMMON SHARES (COLLECTIVELY, THE "SHARES") OF SIMON TRANSPORTATION SERVICES INC. (THE "COMPANY") THAT, TOGETHER WITH THE SHARES DEEMED TO BE BENEFICIALLY OWNED BY JERRY MOYES ("PURCHASER") AND CERTAIN PERSONS AFFILIATED WITH HIM (AS DESCRIBED IN THE INTRODUCTION TO THIS OFFER TO PURCHASE), WILL CONSTITUTE AT LEAST A MAJORITY OF THE TOTAL VOTING POWER OF OUTSTANDING SHARES AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER (THE "MINIMUM TENDER CONDITION"); (II) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN AT LEAST 450,000 CLASS B COMMON SHARES DEEMED TO BE BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY THROUGH ANY TRUST OR OTHERWISE, BY RICHARD D. SIMON (THE "SIMON TENDER CONDITION"); (III) PURCHASER AND HIS DESIGNEES BEING ELECTED OR APPOINTED TO FILL A MAJORITY OF THE DIRECTORSHIPS COMPRISING THE ENTIRE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD OF DIRECTORS CONDITION"); (IV) THE COMPANY GIVING PURCHASER ACCESS TO PERFORM A DUE DILIGENCE EXAMINATION OF THE COMPANY'S ASSETS, LIABILITIES, FACILITIES, BUSINESS OPERATIONS, PERSONNEL, CUSTOMERS, AND OTHER MATTERS, AND PURCHASER'S SATISFACTION, IN HIS SOLE DISCRETION, WITH THE RESULTS OF SUCH EXAMINATION (THE "DUE DILIGENCE CONDITION"); (V) THE CONTINUING EFFECTIVENESS OF THE COMPANY'S WAIVER OF ALL APPLICABLE ANTI-TAKEOVER STATUTES, INCLUDING SECTIONS 78.411, ET SEQ. AND 78.378, ET SEQ. OF THE NEVADA GENERAL CORPORATION LAW (THE "ANTI-TAKEOVER STATUTE CONDITION"); AND (VI) THE EXPIRATION OR TERMINATION OF ALL APPLICABLE WAITING PERIODS UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER AS WELL AS COMPLIANCE WITH ANY OTHER APPLICABLE ANTITRUST LAWS (THE "ANTITRUST CONDITION"). THE OFFER ALSO IS CONDITIONED UPON CERTAIN OTHER CONDITIONS DESCRIBED IN SECTION 14 HEREIN.

   THE OFFER IS NOT SUBJECT TO ANY FINANCING CONDITION.

   A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER AND OTHER IMPORTANT INFORMATION REGARDING THE OFFER APPEARS ON PAGES 1 THROUGH 3. YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

              THE DATE OF THIS OFFER TO PURCHASE IS MAY 23, 2000.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Summary Term Sheet........................................................   1

Introduction..............................................................   4

Section 1.  Terms of the Offer............................................   6

Section 2.  Procedures for Tendering Shares...............................   8

Section 3.  Withdrawal Rights.............................................  11

Section 4.  Acceptance for Payment and Payment............................  11

Section 5.  Certain Federal Income Tax Consequences.......................  13

Section 6.  Price Range of Shares; Dividends on the Shares................  14

Section 7.  Certain Information Concerning the Company....................  14

Section 8.  Certain Information Concerning the Purchaser..................  15

Section 9.  Background of the Offer.......................................  16

Section 10. Purpose of the Offer; Plans for the Company...................  18

Section 11. Source and Amount of Funds....................................  19

Section 12. Certain Effects of the Offer; Market for the Class A Common
        Shares; Exchange Act Registration; Margin Regulations.............  20

Section 13. Dividends and Distributions...................................  20

Section 14. Certain Conditions of the Offer...............................  21

Section 15. Certain Legal Matters.........................................  23

Section 16. Fees and Expenses.............................................  26

Section 17. Miscellaneous.................................................  26

Schedule I................................................................  28

                              SUMMARY TERM SHEET

   This summary term sheet is intended to give you a brief overview of my offer to purchase all Class A and Class B common shares of Simon Transportation that you own for $7.00 per share in cash. Please read the entire offering document, as this summary term sheet does not contain all of the information you should review before deciding whether to tender your shares.

Purchaser:                   My name is Jerry Moyes. I am the Chairman,
                             President, and Chief Executive Officer of Swift
                             Transportation Co., Inc. (Nasdaq: SWFT). I also control several private corporations, including
                             Central Freight Lines, Inc. of Waco, Texas, SME
                             Industries, Inc. of Salt Lake City, Utah, and
                             Interstate Leasing, Inc. of Phoenix, Arizona. See
                             section 8.

Offer: I am offering $7.00 per share in cash for all of the outstanding Class A and Class B common shares of Simon Transportation. Persons affiliated with me and I already control approximately 848,550 Class A common shares. This would leave approximately 4,347,808 Class A Common Shares and 913,751 Class B Common Shares that may be tendered in the offer.

                             If you are the record owner of your shares, you will not have to pay any brokerage or similar fees. However, if you own your shares through a broker or other nominee, your broker or nominee may charge you a fee to tender. You should consult your broker or nominee to determine whether any charges will apply. See "Introduction." In addition, if you do not complete and sign the Substitute Form W-9 included in the letter of transmittal, you may be subject to required backup federal income tax withholding. See section 2 and instruction 10 to the letter of transmittal.

Financing:                   I have the financial ability to complete the
                             offer. My offer is not conditioned on financing.
                             See section 11.

Plans for the company:       I intend to assume control of the board of
                             directors. If I do so, I plan to seek additional information and to undertake a comprehensive review of the company's business, operations, capitalization, and management with a view toward improving the company's potential. I intend for the company to appoint Jon Isaacson as the new chief executive officer of Simon Transportation.
                             Mr. Isaacson presently serves as Vice President of East Coast Operations for Swift Transportation
                             Co., Inc. He has expressed a desire to return to Salt Lake City.

                             I intend to keep Simon Transportation public if sufficient shares remain outstanding in the hands of a number of stockholders that I deem likely to support a reasonable public market. Among other factors, I may consider whether the company continues to meet the requirements for inclusion for trading on the Nasdaq National Market. I believe the publicly traded stock can provide an incentive for employees holding stock options and could be used in acquisitions (although none are currently planned). If I believe the number of shares outstanding and remaining stockholders are insufficient, I may propose to take the company private. See section 10.

Board's opinion:             On May 8, 2000, Simon Transportation's board of
                             directors informed me that it had decided to remain neutral and not to recommend for or against my offer. The Simon board has waived the restrictions of all anti-takeover statutes and has furnished me with stockholder mailing lists to facilitate my offer. The Simon Transportation board of directors could change its position in the future. See sections 1 and 9.

How to tender:               You may tender all or any portion of your shares
                             by delivering your certificate(s) and the enclosed letter of transmittal to the depositary, Wilmington Trust Company, or by requesting your broker, dealer, commercial bank, trust company, or other nominee to effect the transaction for you. See section 2.

When to tender:              You must tender your shares prior to 5:00 p.m.,
                             Eastern time, on Wednesday, June 21, 2000, unless
                             I extend the offer. If the offer is extended, I will issue a press release announcing the extension period no later than 9:00 a.m., Eastern time on the first business morning following the date the offer was scheduled to expire. See section 1.

How to withdraw:             You may withdraw your decision to tender at any
                             time prior to 5:00 p.m., Eastern time, on Wednesday, June 21, 2000. If I extend the offer, you may withdraw your tender at any time prior to 5:00 p.m. on the business day to which the offer is extended. You also may withdraw your decision to tender if it has not been accepted for payment by July 21, 2000. To withdraw your tender, you must follow the procedures in the attached materials. See section 3.

Recent market price:         The closing market price of the Class A common
                             shares was $5.66 on May 22, 2000, the last full day of trading before I announced and commenced this offer. Please obtain a recent quotation for your shares prior to deciding whether or not to tender. See section 6.

If you do not tender:        The purchase of shares pursuant to my offer will
                             reduce the number of shares that might otherwise trade publicly and the number of holders of shares, which could adversely affect the liquidity and market value of the remaining shares held by the public. I cannot predict whether the reduction in the number of shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price and marketability of the shares. Depending on a variety of factors, including the number of shares tendered, there may not be a public trading market for the company's shares after the completion of my offer. In that instance, the company may not be required to, and thus may cease to, comply with the Securities and Exchange
                             Commission's rules governing publicly-held companies. In that case or in certain other circumstances I might propose to take the company private. See section 12.

Conditions to offer:         My offer is conditioned upon:

                                . stockholders having validly tendered and not
                                  withdrawn before the expiration of the offer shares of Class A and Class B common stock which, together with the shares deemed to be beneficially owned by myself and persons affiliated with me, constitute a majority of the total voting power of the company's common stock.

                                . there being validly tendered and not
                                  withdrawn at least 450,000 Class B common shares deemed to be beneficially owned, directly or indirectly through any trust or otherwise, by Richard D. Simon;

                                . myself and my designees being elected or
                                  appointed to fill a majority of the seats on the company's board of directors;

                                . my satisfaction with the results of a due
                                  diligence examination of the company;

                                . the waiver of all applicable anti-takeover
                                  statutes that might apply to me, my
                                  affiliates, this offer, or the shares we own;

                                . the expiration or termination of all
                                  applicable waiting periods under the Hart-
                                  Scott-Rodino Antitrust Improvements Act of
                                  1976, as amended, and the regulations
                                  thereunder, as well as compliance with any other applicable anti-trust laws; and

                                . certain other conditions described in
                                  section 14.

Tax consequences:            The receipt of cash by you in exchange for your
                             Simon shares pursuant to the offer is taxable for federal income tax purposes and may be taxable under applicable state, local, or foreign tax laws. In general, you will recognize capital gain or loss equal to the difference between your adjusted tax basis in the shares you tender and the amount of cash you receive for those shares.
                             You should consult your tax advisor about the particular effect tendering will have on your shares. See section 5.

Payment for shares:          Provided the conditions to the offer are
                             satisfied, you will receive a check equal to the number of shares you tendered multiplied by $7.00 as promptly as practicable following the consummation of the offer. See section 2.

Return of shares:            If any tendered shares are not purchased, share
                             certificates for any such unpurchased shares will be returned, without expense to the tendering stockholder, as promptly as practicable after the expiration, termination, or withdrawal of the offer. See section 4.

Consent solicitation:        I have filed consent solicitation materials with
                             the SEC. I intend to seek the consent of stockholders with a majority of the voting power to elect my nominees to a majority of the seats on the Simon Transportation board of directors.
                             See section 10.

Questions:                   If you have questions about my offer, contact my
                             information agent, MacKenzie Partners, Inc., at 1-800-322-2885.

TO THE HOLDERS OF SHARES OF
SIMON TRANSPORTATION SERVICES INC.:

                                 INTRODUCTION

   Jerry Moyes ("Purchaser") hereby offers to purchase all outstanding Class A common shares, $.01 par value (the "Class A Common Shares") and Class B common shares, par value $.01 (the "Class B Common Shares" and together with the Class A Common Shares, the "Shares") of Simon Transportation Services Inc., a Nevada corporation (the "Company"), at $7.00 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Tendering Stockholders who have Shares registered in their own name and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, subject to instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through their broker, bank, or other nominee should consult with such institution as to whether there are any fees applicable to a tender of Shares. Purchaser will pay all charges and expenses of Wilmington Trust Company, as depositary (the "Depositary"), and MacKenzie Partners, Inc., as information agent (the "Information Agent"). Unless the context requires otherwise, all references to "Stockholders" shall mean holders of Shares.

   The Purchaser attempted for many months to negotiate an agreement with the Company's Board of Directors under which the Purchaser would acquire control of the Company. The Purchaser and the Company's Board of Directors failed to reach agreement on all terms of a potential transaction. Nevertheless, the Purchaser and the Company's Board of Directors shared the view that the Stockholders should be able to consider the Offer. Accordingly, on May 5, 2000, the Company's Board of Directors resolved to remain neutral, and not to recommend to the Stockholders for or against the Offer. The Board of Directors reserved the right to change its position in the exercise of its fiduciary obligations. The Company's Board of Directors also waived the restrictions contained in all anti-takeover statutes, subject to the conditions that the Purchaser commence a tender offer at $7.00 per share, complete the offer in accordance with its terms, and acquire, with certain affiliated persons, a majority of the total voting power of the Shares prior to August 31, 2000. The Company furnished the Purchaser with stockholder information to facilitate the Offer on May 22, 2000.

   The purpose of the Offer is to enable the Purchaser to acquire control of the Company. The Purchaser's principal occupation is serving as the Chairman, President, and Chief Executive Officer of Swift Transportation Co., Inc. ("Swift"). Swift is the third largest publicly traded truckload carrier in the United States (measured by revenue) and is traded on the Nasdaq National Market under the symbol "SWFT." During the pendency of, and initially following the consummation of the Offer, the Purchaser currently intends to seek additional information about the Company and to evaluate the Company's business and operations. The Purchaser intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization, and management with a view toward improving the Company's potential.

   Following the consummation of the Offer, the Purchaser intends for the Company to appoint Jon Isaacson as Chief Executive Officer. Mr. Isaacson currently serves as Vice President of East Coast Operations for Swift. He formerly lived in Salt Lake City and has expressed a desire to return. The Purchaser currently does not have any other plans for changes in management.

   From time-to-time after consummation of the Offer, the Purchaser may seek to increase the Company's growth, including through one or more mergers, acquisitions, or other business combinations. However, except as stated herein, the Purchaser has no present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, consolidation, reorganization, liquidation, or sale or transfer of a material amount of assets, involving the Company or any of its subsidiaries, or any material changes in the Company's present capitalization, dividend policy, employee benefit plans, corporate structure, or business or any material changes or reductions in the composition of its management or personnel.

   Following the consummation of the Offer, it is the Purchaser's preference that the Class A Common Shares continue to be listed on the Nasdaq National Market. However, if the number of Shares held by Stockholders, other than Stockholders affiliated with the Purchaser and those who are part of the current management of the

Company, are less than the requirements necessary to be traded on the Nasdaq National Market or are not sufficient, as determined by the Purchaser in his sole discretion, to provide sufficient justification for the Company to continue to meet the reporting and disclosure obligations of the Nasdaq National Market and the Securities and Exchange Commission (the "Commission"), the Purchaser may propose corporate action to take the Company private. In that instance, holders of Shares other than the Purchaser and persons affiliated with him would receive cash for their Shares and no longer be Stockholders.

   The Offer is not conditioned upon the Purchaser obtaining financing. The Offer is conditioned upon, among other things, the satisfaction of: (i) the Minimum Tender Condition; (ii) the Simon Tender Condition; (iii) the Board of Directors Condition; (iv) the Due Diligence Condition; (v) the Anti-Takeover Statute Condition; and (vi) the Antitrust Condition. The Offer is also subject to certain other conditions described in section 14. The Purchaser reserves the right (but shall not be obligated) to waive any or all such conditions. See sections 1, 14, and 15 herein.

   The Minimum Tender Condition conditions the Offer upon there being validly tendered prior to the Expiration Date (as defined in section 1) and not withdrawn at least that number of Shares which, together with the Shares deemed to be beneficially owned by Purchaser and certain persons affiliated with him would represent a majority of the total voting power of the Shares on the date of purchase. Purchaser reserves the right (subject to the applicable rules and regulations of the Commission) to waive or reduce the Minimum Tender Condition. See sections 1 and 15 herein.

   According to the Company's Form 10-Q for the quarter ended March 31, 2000 (the "Second Quarter 10-Q"), as of March 31, 2000, there were 5,196,358 Class A Common Shares and 913,751 Class B Common Shares outstanding. According to the Company's Proxy Statement filed with the Commission on January 6, 2000 (the "Most Recent Proxy"), there were, as of December 15, 1999, approximately 1,415,500 Class A Common Shares reserved for issuance to employees under the Company's stock option plans. Of the Shares reserved, options had been granted covering approximately 1,008,000 Shares, and approximately 275,000 Shares were, at December 15, 1999, subject to vested but unexercised options. According to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1999 (the "Company 10-K"), at such time, no options were outstanding and exercisable with exercise prices of less than the Offer Price.

   According to the Company's Articles of Incorporation filed with the Nevada Secretary of State on August 15, 1995, holders of Class A Common Shares are entitled to one (1) vote for each share held. Holders of Class B Common Shares are entitled to two (2) votes for each share held on all matters submitted to a vote of the common stockholders so long as the holder is Richard D. Simon, Valene Simon, Kelle A. Simon, Lyn Simon, Sherry Bokovoy, or Richard D. Simon, Jr. (the "Founders"), any trust for the benefit of one or more of the Founders or any other entity which is 100% owned by the Founders. Holders of Class B Common Shares may convert such shares into Class A Common Shares, at any time and from time-to-time, on the basis of one Class A Common Share for each Class B Common Share. If any Class B Common Shares cease to be owned by the Founders, or any trust for the benefit of one or more of the Founders or by any other entity which is 100% owned by one or more of the Founders, such Shares that are no longer so owned shall be converted automatically into Class A Common Shares and shall be entitled to one (1) vote per share.

   Based on the foregoing and assuming, from December 15, 1999, through the Expiration Date, that no new options are granted, no additional options are exercised, canceled, or expire, and no Shares are issued or reacquired, there would be 5,196,358 Class A Common Shares, having one vote per share, and 913,751 Class B Common Shares, having two votes per share, outstanding on the Expiration Date. A total of 7,023,860 votes would be represented by those Shares. The Purchaser is deemed to beneficially own 657,650 Class A Common Shares. Certain persons affiliated with him, consisting of the Nominees (as defined in section 10), are deemed to beneficially own an additional 190,900 Class A Common Shares. Thus, the Purchaser and certain persons affiliated with him control approximately 848,550 Class A Common Shares. Assuming that the minimum number of Class B Common Shares are tendered pursuant to the Simon Tender Condition, and also assuming that no other Class B Common Shares are tendered, the minimum number of Class A Common Shares that would have to be tendered and not withdrawn on the Expiration Date to satisfy the Minimum Tender Condition would be 2,438,381. On April 19, 2000, Richard D. Simon, trustee of the holder of the Class B Common Shares, indicated that he and the management team did not desire to sell their Shares at that time. The Purchaser does not know whether such persons will tender pursuant to the Offer. The number of Class A Common Shares that must be tendered to meet the Minimum Tender Condition if no Class B Common Shares are tendered would be 2,663,381. The actual minimum number of Shares required to meet the Minimum Tender Condition will depend on the facts as they exist on the date of purchase.

   On May 23, 2000, the Purchaser filed preliminary consent solicitation material with the Commission, which, in definitive form, will be mailed to Stockholders after completion of review by the staff of the Commission and receipt from the Company of a current stockholder list. The consent solicitation material (the "Consent Solicitation") requests Stockholders to, among other things, increase the size of the Company's Board of Directors and fill the new director positions with the Nominees, such that the Nominees constitute a majority of the entire Board of Directors. If the Nominees are elected, consistent with their fiduciary duties to the Company and its Stockholders under applicable law, the Purchaser expects that the Nominees will consider whether to, and methods by which it may be possible for them to, take such actions as may be required to permit the prompt consummation of the Offer.

   THIS OFFER TO PURCHASE DOES NOT CONSTITUTE A SOLICITATION OF PROXIES OR CONSENTS. ANY SUCH SOLICITATION WILL BE MADE PURSUANT TO SEPARATE PROXY OR CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER (THE "EXCHANGE ACT").

   Any Stockholder desiring to tender all or any portion of such Stockholder's Shares should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such Stockholder's signature thereon guaranteed if required by instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to the Depositary, and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or facsimile) or deliver such Shares pursuant to the procedure for book-entry transfer as set forth in section 2 hereof, or (ii) request such Stockholder's broker, dealer, commercial bank, trust company, or other nominee to effect the transaction for such Stockholder. A Stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company, or other nominee must contact such broker, dealer, commercial bank, trust company, or other nominee if such Stockholder desires to tender such Shares.

   If a Stockholder desires to tender Shares and such Stockholder's certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Stockholder's tender may be effected by following the procedure for guaranteed delivery set forth in section 2.

   Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, and other related materials may be obtained from the Information Agent or from Stockholders' brokers, dealers, commercial banks, trust companies, and other nominees.

   THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Section 1. Terms of the Offer

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is amended or extended, the terms and conditions of any amendment or extension), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date. The term "Expiration Date" means 5:00 p.m., Eastern time, on Wednesday, June 21, 2000, unless and until the Purchaser, in his sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, will expire.

   The Offer is not conditioned upon the Purchaser obtaining financing. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition, the Simon Tender Condition, the Board of Directors Condition, the Due Diligence Condition, the Anti-Takeover Statute Condition, the Antitrust Condition, and the other conditions listed in section 14 hereof. If such conditions are not satisfied prior to the Expiration Date, the Purchaser reserves the right, but shall not be obligated to, (i) decline to purchase any of the Shares tendered and terminate the Offer, (ii) waive any of the conditions to the Offer, to the extent permitted by applicable law, and, subject to complying with applicable rules and regulations of the Commission, purchase all Shares validly tendered, or (iii) extend the Offer and, subject to the right of Stockholders to withdraw Shares until the Expiration Date, retain the Shares tendered during the period or periods for which the Offer is extended.

   Subject to the applicable rules and regulations of the Commission, the Purchaser reserves the right at any time, and from time-to-time, and regardless of whether any of the events set forth in section 14 hereof have occurred or been determined by the Purchaser to have occurred, to (i) extend, in his sole discretion, the period of time during which the Offer is open, and thereby delay acceptance for payment of any Shares, by giving oral or written notice of such extension and delay to the Depositary and (ii) amend the Offer or waive any condition by giving oral or written notice of such amendment or waiver to the Depositary. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right of a tendering Stockholder to withdraw such Stockholder's Shares. See section 3. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Purchaser exercises his right to extend the Offer.

   The rights reserved by the Purchaser in the two preceding paragraphs are in addition to the Purchaser's rights pursuant to section 14. There can be no assurance that the Purchaser will exercise his right to extend the Offer. Any extension, amendment, delay, waiver, or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Exchange Act requires that the announcement be issued no later than the earlier of (i) 9:00 a.m. Eastern time, on the next business day after the previously scheduled Expiration Date or (ii) the first opening of the Nasdaq National Market on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1 under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that any material change in the information published, sent, or given to Stockholders in connection with the Offer be promptly disseminated to Stockholders in a manner reasonably designed to inform Stockholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise, or otherwise communicate any such public announcement other than by making a release to PR Newswire. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

   If the Purchaser extends the Offer, is delayed in his acceptance for payment, is delayed in making payment (whether before or after his acceptance for payment of Shares), or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering Stockholders are entitled to withdrawal rights as described in section 3. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities tendered by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

   If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c), and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms. For information with respect to a change in price or a change in the number of securities sought, a minimum period of 10 business days is required to allow for adequate dissemination to Stockholders and investor response. If the Purchaser should decide to change the price offered or the number of Shares sought, such change will be applicable to all Stockholders who hold any Shares.

   The Offer to Purchase, Letter of Transmittal, and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the Stockholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares, by the Purchaser following receipt of such lists or listings from the Company.

Section 2. Procedures for Tendering Shares

   Valid Tender. For a Stockholder validly to tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or in the case of a book-entry transfer, an Agent's Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, and either (i) certificates for tendered Shares ("Share Certificates") must be received by the Depositary at one of such addresses or
(ii) such Shares must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) must be received by the Depositary), in each case prior to the Expiration Date. Alternatively, the tendering Stockholder must comply with the guaranteed delivery procedures set forth below.

   Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant ("Participant") in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering Stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation."

   DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

   The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the Participant in the Book-Entry Transfer Facility tendering the Shares that such Participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such Participant.

   Participants in the Book-Entry Transfer Facility's system may tender their Shares in accordance with the Book-Entry Transfer Facility's Automated Tender Offer Program ("ATOP"), to the extent it is available to such Participants for the Shares they wish to tender. A Stockholder tendering through ATOP must expressly acknowledge that the Stockholder has received and agreed to be bound by the Letter of Transmittal and that the Letter of Transmittal may be enforced against such Stockholder.

   THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL, AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL, AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

   Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this section, includes any Participant in the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the "Special Delivery Instructions" or the "Special Payment Instructions" on the Letter of Transmittal. Likewise, no signature guarantee is required on the Letter of Transmittal if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations, and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program, or the Stock Exchange Medallion Program (an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See instructions 1 and 5 to the Letter of Transmittal. If Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or Share Certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the Share Certificates surrendered, the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed as described above. See instructions 1 and 5 to the Letter of Transmittal.

   Guaranteed Delivery. If a Stockholder desires to tender Shares pursuant to the Offer and such Stockholder's Share Certificates are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach Depositary prior to the Expiration Date, such Stockholder's tender may be effected if all the following conditions are met:

     (i) the tender is made by or through an Eligible Institution;

     (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by Depositary, as provided below, prior to the Expiration Date; and

     (iii) the Share Certificates, representing all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the Nasdaq National Market is open for business.

   The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission, or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery and a representation that the Stockholder on whose behalf the tender is being made is deemed to own the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act.

   Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) Share Certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering Stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price of the Shares to be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment.

   It is a violation of section 14(e) of the Exchange Act and Rule 14e-4 promulgated thereunder for a person, directly or indirectly, to tender Shares for his own account unless the person so tendering (i) has a net long position equal to or greater than his amount of (x) Shares tendered or (y) other securities immediately convertible into, exercisable, or exchangeable for the amount of Shares tendered and will acquire such Shares for tender by conversion, exercise, or exchange of such other securities and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

   A tender of Shares made pursuant to any one of the procedures set forth above will constitute the tendering Stockholder's acceptance of the terms and conditions of the Offer, including the tendering Stockholder's representation and warranty that (i) such Stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 and (ii) the tender of such Shares complies with Rule 14e-4.

   The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering Stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

   Appointment as Proxy. By executing a Letter of Transmittal as set forth above, a tendering Stockholder irrevocably appoints designees of the Purchaser as such Stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Stockholder's rights with respect to the Shares tendered by such Stockholder and accepted for payment by the Purchaser. All such proxies will be irrevocable and considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior powers of attorney, proxies, and consents given by such Stockholder with respect to such Shares will, without further action, be revoked and no subsequent powers of attorney, proxies, consents, or revocations may be given (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares in respect of any annual, special, adjourned, or postponed meeting of the Company's Stockholders, actions by written consent in lieu of any such meeting, or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent, and other rights with respect to such Shares, including voting at any meeting of Stockholders. The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer.

   Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares will be determined by the Purchaser, in his sole discretion, whose determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by him not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular Stockholder whether or not similar defects or irregularities are waived in the case of other Stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, the Information Agent, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties.

   Backup Withholding. In order to avoid "backup withholding" of federal income tax on payments of cash pursuant to the Offer, a Stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such Stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such Stockholder is not subject to backup withholding. If a Stockholder does not provide such Stockholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on such Stockholder and the payment of cash to such Stockholder pursuant to the Offer may be subject to backup withholding of 31% of the amount of such payment. All Stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary).

   Non-corporate foreign Stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See instruction 10 to the Letter of Transmittal.

Section 3. Withdrawal Rights

   Except as otherwise provided in this section 3, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after July 21, 2000.

   For a withdrawal to be effective, a written, telegraphic, or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedure for book-entry transfer as set forth in section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures.

   Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in section 2 at any time prior to the Expiration Date.

   All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in his sole discretion, whose determination will be final and binding on all parties. None of the Purchaser, the Information Agent, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

   If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares or he is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering Stockholders are entitled to withdrawal rights as described herein under this section 3. However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after termination or withdrawal of such bidder's offer.

Section 4. Acceptance for Payment and Payment

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered promptly after the Expiration Date. All questions as to the satisfaction of such terms and conditions will be determined by the Purchaser, in his sole discretion, whose determination will be final and binding on all parties. See sections 1 and 14. The Purchaser expressly reserves the right, in his sole discretion, to delay acceptance for payment of Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See section 15. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer).

   In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) Share Certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (iii) any other documents required by the Letter of Transmittal. The per Share consideration paid to any Stockholder pursuant to the Offer will be the highest per Share consideration paid to any other Stockholder of the same class pursuant to the Offer.

   For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser as, if, and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for validly tendering Stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering Stockholders.

   UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE OF THE SHARES TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

   Upon the deposit of funds with the Depositary for the purpose of making payments to tendering Stockholders, the Purchaser's obligation to make such payment shall be satisfied, and tendering Stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. The Purchaser will pay any stock transfer taxes with respect to the transfer and sale to him or his order pursuant to the Offer, except as otherwise provided in instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Information Agent and the Depositary.

   If the Purchaser is delayed in his acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering Stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in section 3.

   If Purchaser includes a "subsequent offering period," Purchaser must accept and promptly pay for all Shares tendered prior to the beginning of such period. Rule 14d-11 under the Exchange Act provides that a bidder may, subject to certain conditions, elect to provide a subsequent offering period of three business days to 20 business days so long as, among other things, (i) the offer remains open for a minimum of 20 business days and has expired, (ii) the offer is for all outstanding shares, (iii) the bidder accepts and promptly pays for all shares tendered during the offer, (iv) the bidder announces the results of the offer, including the approximate number and percentage of shares deposited no later than 9:00 a.m., Eastern time on the next business day after the expiration date and immediately begins the subsequent offering period, (v) the bidder immediately accepts and promptly pays for the shares as they are tendered during the subsequent offering period, and (vi) the bidder pays the offer price for all shares tendered in the subsequent offering period. A subsequent offering period, if one is included by the Purchaser, would not be an extension of the Offer but would be an additional period of time, following the expiration of the Offer, in which stockholders may tender Shares not tendered in the Offer.

   If any tendered Shares are not purchased pursuant to the Offer for any reason, Share Certificates for any such unpurchased Shares will be returned, without expense to the tendering Stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in section 2, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination, or withdrawal of the Offer.

   The Purchaser reserves the right to transfer or assign, in whole at any time or from time-to-time in part, to any affiliate, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of his obligations under the Offer and will in no way prejudice the rights of tendering Stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

Section 5. Certain Federal Income Tax Consequences

   The receipt of cash pursuant to the Offer will be a taxable transaction for federal income tax purposes under the Internal Revenue Code of 1986, as amended, and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. Generally, for federal income tax purposes, a tendering Stockholder will recognize gain or loss equal to the difference between the amount of cash received by the Stockholder pursuant to the Offer and the aggregate tax basis in the Shares tendered by the Stockholder and purchased pursuant to the Offer. Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer.

   If Shares are held by a Stockholder as capital assets, gain or loss recognized by the Stockholder will be capital gain or loss, which, in the case of non-corporate Stockholders, generally will be long-term capital gain or loss subject to a maximum federal income tax rate of 20% if the Stockholder's holding period for the Shares exceeds one year. Special rules (and generally lower maximum rates) apply for non-corporate Stockholders in lower tax brackets.

   A Stockholder that tenders Shares pursuant to the Offer may be subject to backup withholding at a rate of 31% unless such Stockholder provides a TIN and certifies under penalties of perjury that such TIN is correct or properly certifies that such Stockholder is awaiting a TIN, or unless an exemption applies. See "Backup Withholding" under section 2 hereof and instruction 10 in the Letter of Transmittal.

   THE FOREGOING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE WITH RESPECT TO SHARES RECEIVED AS COMPENSATION OR WITH RESPECT TO HOLDERS OF SHARES WHO ARE SUBJECT TO SPECIAL TAX TREATMENT UNDER THE CODE, SUCH AS NON-U.S. PERSONS, LIFE INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, PASS-THROUGH ENTITIES AND INVESTORS IN SUCH ENTITIES, AND FINANCIAL INSTITUTIONS, AND MAY NOT APPLY TO A HOLDER OF SHARES IN LIGHT OF INDIVIDUAL CIRCUMSTANCES. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL, OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER.

Section 6. Price Range of Shares; Dividends on the Shares

   The Class A Common Shares are included for trading on the Nasdaq National Market under the symbol "SIMN." The Class A Common Shares began trading on the Nasdaq National Market on November 17, 1995. The Class B Common Shares are not listed on a national securities exchange. The following table sets forth the high and low sales prices per Class A Common Share, as reported by the Nasdaq National Market, for the periods indicated.

                                                               High       Low
                                                             --------- ---------
      Fiscal Year 1998:
        First Quarter....................................... $24 3/4   $21 3/4
        Second Quarter......................................  24        13 3/8
        Third Quarter.......................................  15 5/8     6 3/8
        Fourth Quarter......................................   6 7/8     4 7/8
      Fiscal Year 1999:
        First Quarter....................................... $ 6 13/16 $ 4 3/8
        Second Quarter......................................   7 1/2     4 11/16
        Third Quarter.......................................   6 1/2     4 3/4
        Fourth Quarter......................................   5 3/4     4
      Fiscal Year 2000:
        First Quarter....................................... $ 6 3/4   $ 4 1/2
        Second Quarter...................................... $ 6 1/8   $ 4 29/64
        Third Quarter (through May 22, 2000)................ $ 5 3/4   $ 4 7/8

   On May 22, 2000, the last full trading day prior to the commencement and first public announcement of the Offer, the last reported sale price of the Class A Common Shares was $5.66. The Company's filings with the Commission indicate that it did not pay any dividends on the Shares during the above periods. Based on publicly available information the Purchaser believes that the Company's ability to pay dividends is restricted by its credit agreement with U.S. Bank, n.a.

   STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE CLASS A COMMON SHARES.

Section 7. Certain Information Concerning the Company

   According to its filings with the Commission, the Company is a Nevada corporation with its principal offices at 5175 West 2100 South, West Valley City, Utah 84120. According to the Company 10-K, the Company is a truckload carrier that specializes in temperature-controlled transportation services for major shippers in the food industry. The Company operates nationwide and in eight Canadian provinces from its headquarters in Salt Lake City, Utah, and terminals in Phoenix, Arizona; Fontana, California; Atlanta, Georgia; and Katy, Texas. For the fiscal year ended September 30, 1999, the Company generated $209.1 million in revenue and had a net loss of $3.2 million.

   Selected Financial Information. Following is certain selected consolidated financial information with respect to the Company and its subsidiary excerpted from the information contained in the Company 10-K and the Second Quarter 10-
Q. More comprehensive financial information is included in the Company 10-K, the Second Quarter 10-Q, and other documents filed by the Company with the Commission. The following summary is qualified in its entirety by reference to such information. The Company 10-K, the Second Quarter 10-Q, and such other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information."

                      SIMON TRANSPORTATION SERVICES INC.

                        SELECTED FINANCIAL INFORMATION
                   (In thousands, except per share amounts)

                                                                Three Months
                                       Fiscal Years Ended           Ended
                                         September 30,            March 31,
                                   --------------------------  ----------------
                                     1997     1998     1999     1999     2000
                                   -------- -------- --------  -------  -------
Statement of Operations Data:
  Operating revenue............... $155,296 $193,507 $209,143  $49,271  $55,159
  Operating expenses..............  143,552  191,372  212,988   51,987   54,614
  Operating earnings (loss).......   11,744    2,135   (3,845)  (2,716)     545
  Net earnings (loss).............    7,779      338   (3,233)  (1,926)      78
  Diluted net earnings (loss) per
   common share...................     1.33     0.05    (0.53)   (0.32)    0.01
Balance Sheet Data:
  Net property and equipment...... $ 71,154 $ 64,618 $ 57,648  $57,648  $54,254
  Total assets....................  107,704  100,169   96,730   96,730   92,874
  Long-term debt and capitalized
   leases, including current
   portion........................   32,791   21,206   21,623   21,623   17,555
  Stockholders' equity............   59,849   59,699   55,944   55,944   55,883

   Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition, and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements, distributed to the Stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC's offices at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and also should be available for inspection and copying at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained by mail, upon payment of the SEC's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and can be obtained electronically on the SEC's World Wide Web site at http://www.sec.gov. Such materials should also be available for inspection at the office of the Nasdaq Stock Market, Inc., 8513 Key West Avenue, Rockville, Maryland 20850.

   Company Information. The information concerning the Company contained in this Offer to Purchase has been derived from publicly available information filed with the Commission. Although Purchaser does not have any knowledge that any such information is untrue, the Purchaser takes no responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

Section 8. Certain Information Concerning the Purchaser

   The Purchaser is a United States citizen with a business address of 2200 South 75th Avenue, Phoenix, Arizona 85043. The Purchaser's present principal occupation is serving as Chairman of the Board, President, and Chief Executive Officer of Swift, the third largest publicly-held truckload carrier in the United States. Swift has regional operations throughout the continental United States. Purchaser has served in that capacity since 1984. The business address of Swift is 2200 South 75th Avenue, Phoenix, Arizona 85043, and its telephone number is (800) 800-2200. Purchaser also owns a controlling interest in, and serves as Chairman of the Board of certain other business entities, including:
Central Freight Lines, Inc., a less-than-truckload carrier based in Waco, Texas; SME Industries, Inc., a steel fabrication and erection company based in Salt Lake City, Utah; and Interstate Leasing, Inc., an equipment leasing company based in Phoenix, Arizona. Purchaser is not an employee of any of such entities.

   During the past five years, the Purchaser has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding that resulted in a judgment, decree, or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

   The Purchaser and his associates, including a family trust and his majority-owned corporation, SME Industries, Inc. (collectively with the Purchaser, the "Purchaser Entities"), are deemed to beneficially own 657,650, or approximately 12.7%, of the Class A Common Shares. See Schedule I to this Offer to Purchase. None of the Purchaser Entities has effected any transaction in any equity security of the Company during the past 60 days.

   Except as set forth in this Offer to Purchase, none of the Purchaser Entities has any contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding, or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies. Although there is no stated arrangement, the Purchaser expects that the Nominees and the Purchaser Entities will not tender Shares in the Offer and will execute consents in favor of the Purchaser's proposals contained in the Consent Solicitation. Except as set forth in this Offer to Purchase, none of the Purchaser Entities has had transactions with the Company or any of its executive officers, directors, or affiliates that would require reporting under the rules of the Commission.

   Except as set forth in this Offer to Purchase, there have been no contacts, negotiations, or transactions between the Purchaser Entities or the Nominees on the one hand, and the Company or its executive officers, directors, or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer, or other acquisition of securities, election of directors, or a sale or other transfer of a material amount of assets that would require reporting under the rules of the Commission.

Section 9. Background of the Offer

   The Purchaser has known Richard D. Simon, the Chairman and Chief Executive Officer of the Company, as well as the Company's other executive officers, for many years. From time-to-time prior to the Company's November 1995 initial public offering, the Purchaser and Mr. Simon informally discussed the possibility of the Purchaser or Swift acquiring the Company, but formal negotiations never developed. The Purchaser generally has been aware of the Company's financial performance since its public offering.

   The Purchaser Entities frequently invest in shares of transportation companies. The Purchaser Entities began accumulating Class A Common Shares in December 1998 through open market purchases. On August 9, 1999, the Purchaser was informed by an individual who was acquainted with both the Purchaser and Richard D. Simon that Mr. Simon might consider an offer to purchase all of his Shares or all of the Shares of the Company. The Purchaser indicated some interest, but was informed on August 11 that, after further consideration, Mr. Simon was not interested in selling.

   The Purchaser Entities continued to accumulate Class A Common Shares. By August 16, 1999, the Purchaser Entities beneficially owned approximately 533,500 of the Company's Class A Common Shares and filed an initial Schedule 13D.

   The Purchaser Entities continued to accumulate Class A Common Shares. In October 1999, the Purchaser contacted Mr. Simon to discuss the possibility of Purchaser acquiring the stock owned by the Simon family and assuming control of the Board of Directors. The Purchaser and Mr. Simon met to discuss issues generally impacting the Company and the industry, such as equipment values and increases in fuel prices and driver wages. They also discussed the Company's recent history of losses and prospects for turning around the Company's performance. They discussed the still-pending class-action securities litigation against the Company and certain of its officers and directors, and they also discussed the Purchaser's proposals for management and other personnel. At the end of the discussion Mr. Simon indicated that they were still apart on a number of issues, including valuation. On October 29, 1999, the Purchaser wrote Mr. Simon, offering to acquire the approximately 1,213,909 Shares owned by management for $7.00 per share. Mr. Simon declined the offer.

   By November 10, 1999, the Purchaser Entities had accumulated 687,500 Class A Common Shares, representing slightly less than 10% of the total voting power of all Class A and Class B Common Shares. The Purchaser offered to increase the number of Shares subject to his offer to 3,575,000 and discussions resumed. The Purchaser Entities amended their Schedule 13D filing to indicate that the Purchaser and the Company were in negotiations regarding a transaction for control. The Purchaser Entities have not acquired any additional shares since November 1999.

   On November 29, 1999, the Purchaser delivered a letter proposing terms of a transaction to the Company's Board of Directors. In general, the proposed transaction was to acquire 3,575,000 of the Shares at a price of $6.80 per share. The proposed offer was subject to a number of conditions, including the sale of up to 750,000 Shares of Class B Common Stock by Mr. Simon, execution of employment and noncompetition agreements, and the execution of a tender agreement. The tender agreement was intended to address certain procedural aspects of a proposed tender offer, gain the Company's support for the offer, waive the application of all anti-takeover statutes, and provide for the resignation of the existing directors, other than Richard D. Simon, and the appointment of Purchaser's nominees. After several telephone discussions between representatives of the Purchaser and the Company concerning the proposed terms, the Company's Board of Directors rejected the proposal and issued a press release to that effect on December 7, 1999.

   In late 1999 and early 2000, the Purchaser met with members of the Company's management team to attempt to re-start negotiations. The Purchaser raised his offer to $7.00 per Share. Those meetings failed to produce an agreement. The Company's Board of Directors indicated that the Company would not agree to certain conditions contained in the proposal and that it did not wish to be bound by any agreement. The Board also stated its desire that the Purchaser tender for all outstanding Shares rather than for control.

   On March 6, 2000, the Purchaser delivered a letter to the Company's Board of Directors proposing a tender offer for all Shares at $7.00 per share. The offer was conditioned on Mr. Simon agreeing to sell his Class B Common Shares or convert them to Class A Common Shares, the appointment of Purchaser's nominees to the Board of Directors, resignation of all current directors except Richard D. Simon, and certain other conditions. The Company indicated that it would not consider the proposal because it contained a condition outside the Company's control, namely the condition that Mr. Simon sell or convert his Class B Common Shares.

   On April 18, 2000, the Purchaser met with the Company's entire Board of Directors to urge them, at a minimum, to waive the applicability of all anti-takeover statutes and allow the Stockholders to consider a tender offer at $7.00 per Share by the Purchaser. At the meeting, the Purchaser also advised the Board of Directors of his intention to recruit as a new Chief Executive Officer, Jon Isaacson. Mr. Isaacson currently serves as Vice President of East Coast Operations for Swift. He has been employed by Swift for 12 years and has expressed a desire to return to Salt Lake City. The Purchaser indicated that it was his present intention to retain existing management below the level of Chief Executive Officer.

   By letter dated April 19, 2000, the Company's Board of Directors offered to waive all anti-takeover statutes and invited the Purchaser to "launch a tender offer for whatever other shares may be available at $7.00." The letter indicated that members of management did not wish to sell their Shares at that time.

   Between April 17, 2000, and May 2, 2000, the Purchaser attempted to negotiate an agreement with the Company's Board of Directors that would result in certain current directors resigning and the Purchaser and his designees being appointed as a majority of the Company's directors. These negotiations proved unsuccessful.

   On May 5, 2000, the Board of Directors approved the Purchaser as an "interested stockholder" under Nevada's statute concerning business combinations with interested stockholders and waived the applicability of all anti-takeover statutes. The waiver is subject to the following conditions occurring before August 31, 2000: the Purchaser commencing a tender offer at $7.00 per share, completing the offer, purchasing the tendered shares in accordance with the terms of the offer, and, together with persons affiliated with him, acquiring shares with a majority of the total voting power. The Board of Directors also agreed to assist the Purchaser in obtaining Stockholder mailing lists to facilitate the Offer.

   On May 22, 2000, the Company delivered the stockholder list to the Purchaser. On May 23, 2000, the Purchaser filed his consent solicitation materials with the Commission and commenced the Offer.

Section 10. Purpose of the Offer; Plans for the Company

   The purpose of the Offer is to enable the Purchaser to acquire control of the Company. During the pendency of, and initially following the consummation of the Offer, the Purchaser intends to seek additional information about the Company and to evaluate the Company's business and operations. The Purchaser intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization, and management with a view toward improving the Company's potential.

   Following the consummation of the Offer, the Purchaser intends for the Company to appoint Jon Isaacson as Chief Executive Officer. Mr. Isaacson currently serves as Vice President of East Coast Operations for Swift. He formerly lived in Salt Lake City and has expressed a desire to return. The Purchaser currently does not have any other plans for changes in management.

   From time-to-time after consummation of the Offer, the Purchaser may seek to increase the Company's growth, including through one or more mergers, acquisitions, or other business combinations. However, except as stated herein, the Purchaser has no present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, consolidation, reorganization, liquidation, or sale or transfer of a material amount of assets, involving the Company or any of its subsidiaries, or any material changes in the Company's present capitalization, dividend policy, employee benefit plans, corporate structure, or business or any material changes or reductions in the composition of its management or personnel.

   Following the consummation of the Offer, it is the Purchaser's preference that the Class A Common Shares continue to be listed on the Nasdaq National Market. However, if the number of Shares held by Stockholders, other than Stockholders affiliated with the Purchaser and those who are part of the current management of the Company, are less than the requirements necessary to be traded on the Nasdaq National Market or are not sufficient, as determined by the Purchaser in his sole discretion, to provide sufficient justification for the Company to continue to meet the reporting and disclosure obligations of the Nasdaq National Market and the Commission, the Purchaser may propose corporate action to take the Company private. In that instance, holders of Shares other than the Purchaser and persons affiliated with him would receive cash for their Shares and no longer be Stockholders.

   If, after making the evaluation discussed above, the Purchaser decides to propose a transaction to take the Company private, the transaction could take one of several forms. If the Purchaser (individually or together with persons affiliated with him) acquires Shares which, together with Shares already beneficially owned by him (and such other persons, if applicable), represent at least 90 percent of each class of the outstanding Shares, and such persons contribute the Shares to a holding corporation, the Purchaser (together with such persons, if applicable) could cause a "short-form" merger without approval of the Stockholders or the Company's Board of Directors pursuant to
Section 92A.180 of the Nevada General Corporate Law (the "NGCL"). In a short-form merger, the Company would be merged with and into a corporation controlled by the Purchaser (and such other persons, if applicable), and the non-tendering Stockholders would receive cash as consideration for their Shares. If the Purchaser (and such other persons, if applicable) acquires a number of Shares sufficient to satisfy the Minimum Tender Condition, but which, together with the Shares beneficially owned by him (and such other persons, if applicable), are not sufficient to effect a "short-form" merger, the Purchaser could cause the Company to engage in a "long-form" merger. Under
Section 92A.120 of the NGCL, this would require approval of the Company's Board of Directors and at least a majority of the total voting power of the outstanding Shares. In a long-form merger, like a short-form merger, the Company would be merged with a corporation controlled by the Purchaser (and such other persons, if applicable), and the non-tendering Stockholders would receive cash as consideration for their Shares.

   The per Share cash consideration received by non-tendering Stockholders in a going-private-transaction, whether long-form merger or short-form merger, would be the fair market value of the Shares. The Purchaser believes that if a going-private-transaction is proposed promptly after the Offer is consummated, the per Share cash consideration received by non-tendering Stockholders would be equal to the Offer Price.

   The Purchaser also could propose that the Board of Directors approve a reverse stock split pursuant to Section 78.207 of the NGCL. In a reverse stock split each outstanding Share would be converted into a fraction of a Share. Holders of fewer Shares than the number required to hold at least one full Share after the reverse stock split would receive cash rather than a fractional Share. This action would require approval of the Stockholders if the number of shares would be reduced by ten percent (10%) or more.

   Holders of Shares do not have dissenters' rights of appraisal as a result of the Offer. If the Purchaser decides to take the Company private, however, Stockholders may be entitled to a court appraisal of the fair value of their Shares, together with accrued interest, if any, to be paid. In determining such value, a court may consider all relevant factors, including market value and, among other things, asset values and earning capacity. The value so determined may be more or less than the consideration to be paid in the Offer or the proposed going-private transaction. If the Purchaser proposes a going-private transaction and the going-private transaction takes the form of a merger, any dissenters' rights of appraisal to which Stockholders might be entitled may be limited, pursuant to Section 92A.390 of the NGCL, to the extent the class of Shares they hold is publicly traded.

   Any proposed going-private transaction would have to comply with applicable federal law operative at the time of its consummation. Rule 13e-3 under the Exchange Act is applicable to certain going-private transactions. Purchaser does not believe that Rule 13e-3 would be applicable to a proposal to take the Company private unless the transaction is consummated more than one year after the termination of the Offer, or the form, effect, or terms of the transaction differ substantially from those disclosed herein. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of a proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to minority Stockholders prior to consummation of such proposed transaction.

   On May 23, 2000, the Purchaser filed the preliminary Consent Solicitation with the Commission, which, in definitive form, will be mailed to Stockholders after completion of review by the staff of the Commission and receipt from the Company of a current Stockholder list. The Consent Solicitation requests Stockholders to, among other things, repeal the Company's existing bylaws, adopt new bylaws, and fill the new director positions created by the new bylaws with the following persons nominated by the Purchaser, who together would constitute a majority of the entire Board of Directors:

     Jerry Moyes                                          Craig P. Moyes
     Earl H. Scudder                                      Jeff L. Archibald
     Gordon K. Holladay                                   Patrice Archibald
     Jon Isaacson                                         Ronald G. Moyes
     Vickie L. Moyes                                      Krista B. Moyes
     Michael J. Moyes                                     Buddy Favero
     Laura Favero

(the "Nominees"). If the Nominees are elected, consistent with their fiduciary duties to the Company and its Stockholders under applicable law, the Purchaser expects that the Nominees will consider whether to, and methods by which it may be possible for them to, take such actions as may be required to permit the prompt consummation of the Offer.

   THIS OFFER TO PURCHASE DOES NOT CONSTITUTE A SOLICITATION OF PROXIES OR CONSENTS. ANY SUCH SOLICITATION WILL BE MADE PURSUANT TO SEPARATE PROXY OR CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Section 11. Source and Amount of Funds

   The Purchaser estimates that the total amount of funds required to purchase all of the outstanding Shares (other than those deemed to be beneficially owned by Purchaser and the Nominees) pursuant to the Offer and to pay fees and expenses related to the Offer will be approximately $39,000,000. A portion of the funds to pay for

Shares accepted in the Offer and fees and expenses related to the transaction will come from the Purchaser's $25,000,000 line of credit with Zions First National Bank (the "Loan"). The Loan will bear interest at a rate equal to the bank's prime rate in effect from time-to-time minus one-quarter point. The Loan has a maturity date of December 31, 2001, and requires that the outstanding principal balance be reduced to no more than $15,000,000 by October 1, 2000. The Purchaser will pledge Shares acquired pursuant to the Offer as collateral for the Loan. The Loan is cross-defaulted with, and secured by collateral for other, loans made by Zions First National Bank to Purchaser, the Purchaser Entities, and certain other entities controlled by the Purchaser.

Section 12. Certain Effects of the Offer; Market for the Class A Common Shares; Exchange Act Registration; Margin Regulations

   Market for Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the per Share amount being offered in the Offer.

   Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion on the Nasdaq National Market. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued inclusion on the Nasdaq National Market, the market for the Shares could be adversely affected. According to the Nasdaq National Market's published guidelines, the Shares would not be eligible for continued listing if, among other things, the number of Shares publicly-held fall below 750,000, the number of beneficial holders of Shares falls below 400 (round lot holders) or the aggregate market value of such publicly-held Shares does not exceed $5,000,000. If the Shares were no longer eligible for inclusion in the Nasdaq National Market, they might nevertheless continue to be included in the Nasdaq's SmallCap Market unless, among other things, the public float is less than 500,000 Shares or there are fewer than 300 beneficial holders (round lot holders) in total, or the market value of the public float is less than $1,000,000.

   Margin Regulations. The Shares are presently "margin securities" under the regulations of the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding market quotations, the Shares may no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

   Exchange Act Registration. The Shares are currently registered under the Exchange Act. This registration may be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of section 16(b), the requirement to furnish a proxy statement in connection with Stockholders' meetings pursuant to section 14(a), and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for trading on the Nasdaq National Market.

   Credit Agreements. The Company's $20 million revolving credit and security agreement with U.S. Bank, n.a. filed with the Commission contains an event of default if there is a substantial change in the senior management of the Company. It is also a condition to advances that the Company's representation concerning stock ownership (which was made as of September 28, 1999) continues to be correct. The Company's headquarters loan with U.S. Bank is cross-defaulted with the credit and security agreement. The Purchaser does not know whether U.S. Bank would deem either completing the Offer or any change in management an event of default. The Purchaser will seek to have U.S. Bank waive any potential events of default or will seek replacement financing. There can be no assurance of the success or timing of these efforts.

   Change-in-Control Payments; Stock Options. According to the Most Recent Proxy, the Company does not have any employment agreements, severance agreements, or change-in-control agreements with its executive officers. However, under certain circumstances involving a change-in-control, the stock options held by executive officers and other personnel may become immediately vested and exercisable, either with or without further action of the Board of Directors.

Section 13. Dividends and Distributions

   If, on or after the date of this Offer to Purchase, the Company should (i) split, combine or otherwise change the Shares or its capitalization, (ii) acquire currently outstanding Shares or otherwise cause a reduction in the number of outstanding Shares, or (iii) issue or sell additional Shares, shares of any other class of capital stock, other voting securities, or any securities convertible into, or rights, warrants, or options, to acquire, any of the foregoing, other than Shares issued pursuant to the exercise of stock options outstanding as of the date of the Offer to Purchase, then, subject to the provisions of section 14 below, Purchaser, in his sole discretion, may make such adjustments as he deems appropriate in the Offer Price to be paid pursuant to the Offer and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

   If, on or after the date of this Offer to Purchase, the Company should declare or pay any cash dividend on the Shares or other distribution on the Shares, or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities, or any securities convertible into, or rights, warrants, or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to holders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to Purchaser or his nominee or transferee on the Company's stock transfer records, then, subject to the provisions of section 14 below, (i) the Offer Price may, in the sole discretion of Purchaser, be reduced by the amount of any such cash dividend or cash distribution and (ii) the whole of any such non-cash dividend, distribution, or issuance to be received by the tendering Stockholders will (a) be received and held by the tendering Stockholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering Stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or (b) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance, or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount or value thereof, as determined by Purchaser in his sole discretion.

Section 14. Certain Conditions of the Offer

   Notwithstanding any other provisions of the Offer, in addition to (and not in limitation of) the Purchaser's right to extend and amend the Offer at any time in his sole discretion, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance for payment of or, subject to the regulations referred to above, the payment for, any tendered Shares, and may extend, terminate, or amend the Offer as to any Shares not previously accepted for payment if the Minimum Tender Condition, the Simon Tender Condition, the Board of Directors Condition, the Due Diligence Condition, the Anti-Takeover Condition, or the

Antitrust Condition has not been satisfied or, on or after the date of this Offer to Purchase and at or before the Expiration Date, any of the following events shall occur:

     (i) there shall be threatened, instituted, or pending any action, proceeding, or application before any court, government, governmental authority, other regulatory or administrative agency, or commission, domestic or foreign, (a) which challenges the acquisition by Purchaser of the Shares, seeks to restrain, delay, or prohibit the consummation of the Offer, seeks to obtain any material damages, which otherwise directly or indirectly relates to the Offer, or which seeks to impose voting, procedural, price, or other requirements, in addition to those required by the federal securities laws or the NGCL (each as in effect on the date of this Offer to Purchase), (b) which seeks to prohibit or impose material limitations on Purchaser's acquisition, ownership, or operation of all or any portion of his or the Company's business or assets (including the business or assets of their respective affiliates and subsidiaries) or of the Shares (including, without limitation, the right to vote the Shares purchased, on an equal basis with all other Shares, on all matters presented to the Stockholders of the Company), (c) which in the sole judgment of Purchaser is reasonably likely to materially adversely affect the Company or Purchaser, or any of their respective affiliates or subsidiaries (such an effect, an "Adverse Effect"), or result in a material diminution in the value of the Shares or the benefits expected to be derived by Purchaser as a result of the Offer (such a diminution, a "Diminution in Value"); or (d) which seeks to impose any condition to the Offer unacceptable to Purchaser;

     (ii) any regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced, or deemed to become applicable to the Offer that might, directly or indirectly, result in any of the consequences referred to in clauses (a) through (d) of paragraph (i) above;

     (iii) any change (or any condition, event, or development involving a prospective change) shall have occurred that has or in the sole judgment of Purchaser is reasonably likely to have a materially adverse effect on the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, operations, licenses, franchises, results of operations, or prospects of the Company or any of its subsidiaries;

     (iv) Purchaser shall have become aware of any fact that has, or in the sole judgment of Purchaser is reasonably likely to have, an Adverse Effect, or, in the sole judgment of Purchaser is reasonably likely to result in a Diminution in Value;

     (v) there shall have occurred (a) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (b) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (c) the outbreak or escalation of a war, armed hostilities, or other international or national calamity directly or indirectly involving the United States, (d) any limitation (whether or not mandatory) by any governmental authority on, or any other event which might affect the extension of credit by banks or other lending institutions, (e) any suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or abroad, (f) a general decline in the market prices of securities of publicly-traded United States companies generally or in the trucking industry specifically, or (g) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

     (vi) the Company or any subsidiary of the Company shall have (a) issued, distributed, pledged, sold, or authorized, or proposed the issuance of or sale, distribution, or pledge to any person of (1) any shares of its capital stock, other than sales or issuances pursuant to employee stock options disclosed in the Most Recent Proxy (in accordance with the then-existing terms thereof), of any class (including, without limitation, the Shares) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants, or options to acquire any such shares or convertible securities or any other securities of the Company,
  (2) any other securities in respect of, in lieu of, or in substitution for Shares outstanding on the date of commencement of this Offer (in accordance with the then-existing terms thereof), or (3) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants, or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (b) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding Shares or other securities, (c) proposed, recommended, authorized, declared, issued, or paid any dividend or distribution on any Shares or any other security, whether payable in cash, securities, or other property, (d) altered or proposed to alter any material term of any outstanding security, (e) incurred, agreed to incur, or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (f) authorized, recommended, proposed, or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition, or disposition of assets or securities other than in the ordinary course of business consistent with past practice, any material change in its capitalization, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed, or publicly announced, or (g) entered into any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of the Company that might, individually or in the aggregate, have an Adverse Effect or result in a Diminution in Value;

     (vii) the Company or any of its subsidiaries shall have amended or proposed or authorized any repeal or adoption of, change in, or amendment to, its respective articles of incorporation or bylaws or similar organizational documents (other than those proposed by the Consent Solicitation);

     (viii) Purchaser shall have learned that the Company or any of its subsidiaries shall have proposed, adopted, or recommended any amendment to its articles of incorporation, bylaws, or similar organizational documents that has not previously been publicly disclosed by the Company and also set forth in filings with the Commission (other than those proposed by the Consent Solicitation);

     (ix) any tender or exchange offer for some portion or all of the Shares shall have been commenced or publicly proposed to be made by a person other than Purchaser (including the Company or its subsidiaries), or it shall have been publicly disclosed or Purchaser shall have learned that (a) any person (including the Company or its subsidiaries), entity, or "group" (as defined in section 13(d)(3) of the Exchange Act) shall, other than for bona fide arbitrage purposes, have acquired or proposed to acquire more than five percent of the outstanding Shares, or shall have been granted any option or right, conditional or otherwise, to acquire more than five percent of the outstanding Shares, other than acquisitions by persons or groups who have publicly disclosed in a Schedule 13D or 13G (or amendments thereto on file with the Commission) such ownership on or prior to the commencement of the Offer; (b) any such person, entity, or group who has publicly disclosed any such ownership of more than five percent of the outstanding Shares prior to such date shall have acquired or proposed to acquire additional Shares constituting more than one percent of the outstanding Shares, or shall have been granted any option or right to acquire more than one percent of the outstanding Shares; (c) any new group was, or is, formed which beneficially owns more than five percent of the outstanding Shares; (d) any person, entity, or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for some portion or all of the outstanding Shares or a merger, consolidation, or other business combination or sale of assets (other than in the ordinary course of business consistent with past practice) with or involving the Company or any of its affiliates or subsidiaries; or (e) any person shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder or made a public announcement reflecting an intent to acquire the Company or assets or securities of the Company;

     (x) any change (or any condition, event, or development involving a prospective change) shall have occurred or be threatened in the general economic, financial, currency exchange, or market conditions in the United States or abroad that has or might have an Adverse Effect or results or might result in a Diminution in Value;

     (xi) the Company or any of its subsidiaries shall have transferred into trust, escrow, or similar arrangement any amounts required to fund any existing benefit, employment, or severance agreements with any of its employees or shall have entered into or otherwise effected with its officers or any other employees any additional benefit, employment, severance, or similar agreements, arrangements, or plans other than in the ordinary course of business consistent with past practice or entered into or amended any agreements, arrangements, or plans so as to provide for increased benefits to such employee or employees as a result of or in connection with the transactions contemplated by the Offer; or

     (xii) any material contractual right of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or any material amount of indebtedness of the Company or any of its subsidiaries, joint ventures, or partnerships shall become accelerated or otherwise become due before its stated due date, in either case, with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Offer or any covenant, term, or condition in any of the Company's or any of its subsidiaries', joint ventures' or partnerships' instruments, licenses, or agreements is or may have an Adverse Effect or a Diminution in Value (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer or the acquisition by Purchaser of control of the Company), which in the sole judgment of Purchaser with respect to each and every matter referred to above makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

   The Purchaser shall be entitled to waive any of the foregoing conditions in his sole discretion, and, upon communicating any such waiver by oral or written notice to the Depositary, and complying with any applicable rules and regulations of the Commission, the Purchaser may accept the tendered Shares and complete the Offer regardless of whether all of such conditions have, in fact, been satisfied. The waiver of any one condition shall not be construed as the waiver of any other condition. The failure by the Purchaser at any time to exercise any of his rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time-to-time.

Section 15. Certain Legal Matters

   General. Except as otherwise disclosed herein, based on a review of publicly available information filed by the Company with the Commission, the Purchaser is not aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer, or (ii) any approval or other action, by any governmental, administrative, or regulatory agency or authority, domestic, foreign, or supranational, that would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that such approval or action would be sought. While the Purchaser does not currently intend to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company or the Purchaser or that certain parts of the businesses of the Company or the Purchaser might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See section 14.

   United States Antitrust Approval. Under the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied. The Purchaser intends to file a Notification and Report Form with respect to the Offer promptly.

   Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by the Purchaser. The Purchaser intends to make such filing on or about June 5, 2000. The waiting period with respect to the Offer would expire at 11:59 p.m., Eastern time, on the date fifteen days after such filing is made, unless the Purchaser receives a request for additional information or documentary material, or the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 15-day period, either the Antitrust Division or the FTC requests additional information or material from the Purchaser concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., Eastern time, on the tenth calendar day following the date of substantial compliance by the Purchaser with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of the Purchaser. The Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See section 15.

   The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's acquisition of Shares pursuant to the Offer. At any time before or after the Purchaser's acquisition of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise or seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of the Purchaser. Private parties and state attorneys general also may bring action under the antitrust laws under certain circumstances. Based upon an examination of publicly available information relating to the businesses in which the Purchaser and the Company are engaged, the Purchaser believes that the acquisition of Shares by the Purchaser will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result.

   Nevada Anti-Takeover Law. Section 78.411 et seq. of the NGCL (the "Combination with Interested Stockholders Statute") prevents an "interested stockholder" and an applicable Nevada corporation from entering into a "combination," unless certain conditions are met. A "combination" includes, among other transactions, any merger or consolidation with an "interested stockholder," or any sale, lease, exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions with an "interested stockholder" having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of a corporation; (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of a corporation; or (iii) representing 10% or more of the earning power or net income of the corporation. An "interested stockholder" means the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate thereof. A corporation may not engage in a "combination" within three years after the interested stockholder acquired his shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares. If this approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated by the approval of the board of directors before the interested stockholder's date of acquiring shares, or a majority of the voting power held by the corporation's disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher (as adjusted for interest and dividends); (ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher (as adjusted for interest and dividends); or (iii) if higher for the holders of shares of preferred stock, the highest liquidation value for the shares of preferred stock.

   Section 78.378 et seq. of the NGCL (the "Acquisition of Controlling Interest Statute") prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's disinterested stockholders. The Acquisition of Controlling Interest Statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquiror crosses one of the above thresholds in an offer or acquisition, those shares acquired within 90 days immediately preceding his becoming an Acquiring Person become "Control Shares." The Acquiring Person is prohibited from voting the Control Shares until disinterested stockholders restore the right. The Acquisition of Controlling Interest Statute also provides that in the event Control Shares are accorded full voting rights and the Acquiring Person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. The board of directors is to notify the stockholders as soon as practicable after such an event has occurred that they have the right to receive the fair value of their shares in accordance with statutory procedures established generally for dissenters' rights. This statute is applicable only to Nevada corporations doing business in the state and that have at least 200 stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation.

   The Company's Board of Directors has taken steps to ensure that the restrictions contained in the Combination with Interested Stockholders Statute and the Acquisition of Controlling Interest Statute do not apply to the Purchaser or the Shares purchased in the Offer so long as certain conditions are met prior to August 31, 2000. These conditions include the Purchaser commencing the Offer, the Purchaser completing the Offer and purchasing the tendered Shares in accordance with the terms of the Offer, and the Purchaser and persons affiliated with him being deemed to beneficially own Shares representing a majority of the total voting power of all outstanding Shares. The Offer is conditioned on the continuing effectiveness of the Company's waiver of the Combination with Interested Stockholders Statute and the Acquisition of Controlling Interest Statute. See section 14.

   Other State Laws. A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices, or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the Indiana Control Share Acquisition Act was constitutional. Such Act, by its terms, is applicable only to corporations that have a substantial number of Stockholders in Indiana and are incorporated there. Subsequently, a number of federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

   The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Purchaser does not know whether any of these laws will, by their terms, apply to the Offer and has not complied with any such laws. Should any person seek to apply any state takeover law, the Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered. See section 14.

   Other Antitrust Approvals. In connection with the acquisition of the Shares pursuant to the Offer, the laws of certain foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer. There can be no assurance that the Purchaser will be able to cause the Company or its subsidiaries to satisfy or comply with such laws or that compliance or non-compliance will not have adverse consequences for the Company or any subsidiary after purchase of the Shares pursuant to the Offer.

Section 16. Fees and Expenses

   Mackenzie Partners, Inc. has been retained by the Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph, and personal interview and may request brokers, dealers, and other nominee Stockholders to forward material relating to the Offer to beneficial owners of Shares. The Purchaser will pay the Information Agent reasonable and customary compensation for all such services in addition to reimbursing the Information Agent for reasonable out-of-pocket expenses in connection therewith. The Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer including, without limitation, certain liabilities under the federal securities laws.

   Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

   Except as set forth above, the Purchaser will not pay any fees or commissions to any broker, dealer, or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, and trust companies, and other nominees will, upon request, be reimbursed by the Purchaser for customary clerical and mailing expenses incurred by them in forwarding offering materials to the beneficial owners.

Section 17. Miscellaneous

   The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky, or other laws of such jurisdiction. However, Purchaser may, in his sole discretion, take such action as he may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction. The Purchaser is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction the securities, blue sky, or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Purchaser by or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

   No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been not change in the affairs of Purchaser or the Company since the date as of which information is furnished or the date of this Offer to Purchase.

   The Purchaser has filed with the Commission a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO and any amendments thereto, including exhibits, may be inspected and copies may be obtained in the manner set forth in section 7 with respect to the Company (except that such material will not be available at the regional offices of the Commission).

Dated: May 23, 2000

                                  SCHEDULE I

                TRANSACTIONS EFFECTED DURING THE PAST TWO YEARS
                          BY THE PURCHASER ENTITIES*

                                           Number of                  Average
                                            Shares       Price       Purchase
Quarterly Period                           Purchased Range/Quarter Price/Quarter
----------------                           --------- ------------- -------------
10/1/98-12/31/98..........................   13,300      $5.20         $5.20
1/1/99-3/31/99............................   31,850   $4.81-$4.92      $4.87
4/1/99-6/30/99............................   45,100   $4.75-$4.99      $4.90
7/1/99-9/30/99 ...........................  497,700   $4.00-$5.55      $4.63
10/1/99-12/31/99..........................   69,700   $4.63-$5.81      $5.66
                                            -------
                                            657,650
                                            =======

--------
* All Shares were purchased through The Jerry and Vickie Moyes Family Trust Dated 12/11/87 (the "Trust") except those purchased between 7/1/99 and 9/30/99. Of Shares purchased during such period, 60,500 were purchased directly by Jerry Moyes, 300,000 by SME Steel Contractors, Inc., a Utah corporation (SME-Utah), and 137,200 by the Trust. Because Mr. Moyes owns approximately 75% of the outstanding voting stock of SME Industries, Inc., a Nevada corporation, ("SME-Nevada"), which in-turn owns 100% of the outstanding voting stock of SME-Utah, Mr. Moyes may be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) a portion of the 300,000 Shares owned by SME-Utah. The 69,700 Shares purchased between 10/1/99 and 12/31/99 were net of 30,000 Shares disposed of during such period.

                        The Depositary for the Offer is:

                            Wilmington Trust Company

                By Mail:                       By Hand/Overnight Courier:


       Corporate Trust Operations               Wilmington Trust Company
        Wilmington Trust Company         1105 North Market Street, First Floor
             P. O. Box 8861                       Wilmington, DE 19801
       Wilmington, DE 19885-9472            Attn: Corporate Trust Operations

       By Facsimile Transmission:             For Confirmation Telephone:


             (302) 651-1079                          (302) 651-8869

                    The Information Agent for the Offer is:

                            MacKenzie Partners, Inc.
                                156 Fifth Avenue
                               New York, NY 10010
                          212-929-5500 (call collect)
                         Call Toll Free (800) 322-2885
                           Fax Number (212) 929-0308